UNITED STATES
                   SECURITIES AND EXCHANGE COMMISISSION
                          Washington, D.C. 20549

                                FORM 10-K

{X}ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2010

{ }TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the transition period from   to _

                       Commission file number 0-1937

                          OAKRIDGE HOLDINGS, INC.
        (Name of small business issuer as specified in its charter)

                                 Minnesota
      (State or other jurisdiction of incorporation or organization)

                                41-0843268
                   (I.R.S. Employer Identification No.)

                          400 West Ontario Street
                                 Unit 1003
                             Chicago, IL 60654
            (Address of principal executive offices)(Zip code)

                              (312) 505-9267
             (Issuer's telephone number, including area code)


Securities registered pursuant to Section 12(b) of the Exchange Act:  None

   Securities registered pursuant to Section 12(g) of the Exchange Act:

                  Common Stock, Par Value $.10 per share
                             (Title of Class)


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes { } No {X}

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes { } No {X}

Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15 (d) of the Securities Exchange Act during the past
12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes {X} No { }

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) { }Yes { }No

Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. { }

Indicate by check mark, whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___               Accelerated filer   ___
Non-accelerated filer   ___               Smaller reporting company _X_
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes{ } No{X}

The aggregate market value of the issuer's voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $572,601.

The number of shares outstanding of Registrant's common stock on September 27, 2010, was 1,431,503.

Documents Incorporated by Reference: The information set forth in Part III of this Report is incorporated by reference to the Registrant's definitive proxy statement for the 2010 annual meeting of stockholders, which will be filed no later than 120 days after June 30, 2010.









                             TABLE OF CONTENTS

                                  Part I

Item 1.   Business
Item 1A.  Risk Factors
Item 1B.  Unresolved Staff Comments
Item 2.   Properties
Item 3.   Legal Proceedings
Item 4.   [Removed and Reserved]

                                  Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Item 6.	  Selected Financial Data
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
Item 7A.  Quantitative and Qualitative Disclosures About Market Risk
Item 8.   Financial Statements and Supplementary Data
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 9A.  Controls and Procedures
Item 9B.  Other Information

                                 Part III

Item 10.  Directors, Executive Officers and Corporate Governance
Item 11.  Executive Compensation
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 13.  Certain Relationships and Related Transactions, and Director
          Independence
Item 14.  Principal Accountant Fees and Services
Item 15.  Exhibits and Financial Statement Schedules




















                           CAUTIONARY STATEMENT
        UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995



This Form 10-K contains certain forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts, but rather give our current expectations or forecasts of future events. Forward-looking statements may be identified by their use of words such as "plans," "expects," "may," "will," "anticipates," "believes" and other words of similar meaning. Forward-looking statements may address, among other things, the Company's strategy for growth, product development, regulatory changes, the outcome of contingencies (such as legal proceedings), market position, expenditures and financial results. Forward-looking statements are based on current expectations of future events. Forward-looking statements involve risks and uncertainties, and actual results could differ materially from those discussed. Among the factors that could cause actual results to differ materially from those projected in any forward-looking statement are as follows: the effect of business and economic conditions; the impact of competitive products and continued pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products or services provided; capacity constraints limiting the production of certain products; changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash; requirements for unseen maintenance, repairs or capital asset acquisitions; difficulties or delays in the development, production, testing and marketing of products; market acceptance issues, including the failure of products to generate anticipated sales levels; difficulties in manufacturing process and in realizing related cost savings and other benefits; the effects of changes in trade, monetary and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal and administrative proceedings, including environmental proceedings; and the risk factors reported from time to time in the Company's SEC reports. The Company undertakes no obligation to update any forward-looking statement as a result of future events or developments.




PART I
ITEM 1. BUSINESS

                                  GENERAL

Oakridge Holdings, inc. and its subsidiaries, collectively, are called the "Company" or "Oakridge," and all references to "our," "us" and "we" refer to Oakridge Holdings, Inc. and its subsidiaries, collectively, unless the context otherwise requires. The Company has two business segments - cemeteries and aviation ground support equipment.

The Company was incorporated as a Minnesota corporation in 1961 and began operations on March 6, 1961, with two cemeteries in Cook County, Illinois, selling cemetery property, merchandise and service. Cemetery property includes lots, lawn crypts, and family and community mausoleums. Cemetery merchandise includes vaults, monuments and markers. Cemetery services include burial site openings and closings and inscriptions.

The Cemeteries that we operate are located outside of Chicago, Illinois. We believe this area has a significant population over age 50, which represents a principal target market for our pre-need sales program as well as at-need sales.

We believe the sale of cemetery property to a family creates a relationship that builds heritage over time, as family members are buried in a plot or mausoleum and as other family members purchase additional cemetery property in order to be buried in the same cemetery.

On June 29, 1998, the Company acquired substantially all of the assets of Stinar Corporation, a Minnesota corporation. Stinar Corporation has been in business for 64 years and is an established international manufacturer, and its products are used by the airline support equipment industry.

Stinar is a global manufacturer of ground support equipment for the aviation industry which is used for servicing, loading, and maintaining all types of aircraft for both commercial and government aviation companies, and airports. These products are sold and marketed through our technically oriented sales staff as well as through independent distributors and sales representatives. Approximately 68% of Stinar's revenues in the year ended June 30, 2010, were generated by contracts with the U.S. military and 16% are generated internationally.

All references to years are to fiscal years ended June 30 unless otherwise stated.


                       CEMETERY OPERATIONS OVERVIEW

Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery, Inc., the Company operates two adjacent cemeteries in Hillside, Illinois. The cemetery operations are discussed on a consolidated basis, and the Company makes no functional distinction between the two cemeteries, except where noted.

Together the cemeteries comprise 176.7 total acres of real estate, of which
12.8 acres are used for interior roads and other improvements. The remaining 163.9 acres contain 137,000 burial plots of which 28,075 are in inventory, with 975 niches and 3,190 crypts, of which 118 niches and 315 crypts were in inventory. The Company estimates that it has an inventory of cemetery and mausoleum spaces representing between a 35- and 40-year supply, based on the maintenance of current sales and annual usage levels. This inventory is considered adequate for the foreseeable future, and the Company is presently developing a plan of adding more niches and crypts in the future. In addition to providing interment services, burial plots and crypts, the Company sells cremation services and has a chapel in the mausoleum.


                             CEMETERY INDUSTRY

Cemetery companies provide products and services to families in two principal areas: (i) disposition of remains, either through burial or cremation; and (ii) memorialization, generally through monuments, markers or inscriptions. The cemetery industry in the United States is characterized by the following fundamental attributes:

OVERVIEW: The United States death care industry is estimated to have generated approximately $13 billion of revenue in 2003, of which small family-owned businesses represent approximately 80%. During most of the 1990's, there was a trend of family-owned businesses consolidating with larger organizations. However, this trend slowed in the late 1990's and the industry continues to be characterized by a larger number of locally-owned, independent operations. There are approximately 10,500 cemeteries in the United States. The market share of a single cemetery in any community is a function of the name, reputation, and location of the cemetery, although competitive pricing, professional service and attention, and well-maintained grounds are important.

HERITAGE AND TRADITION. Cemetery businesses have traditionally been transferred to successive generations within a family and in most cases have developed a local heritage and tradition that afford an established cemetery a local franchise and provide the opportunity for repeat business. In addition, an established firm's backlog of pre-need cemetery and mausoleum spaces provides a base of future revenue. In many cases, personnel who have left public companies start these new independent businesses or family owned businesses. Often, such businesses are attempting to build market share by competing on price rather than heritage and tradition.

NEED FOR PRODUCTS AND SERVICES; INCREASING NUMBER OF DEATHS. There is an inevitable need for our products and services. Although the number of deaths in the United States will reflect short-term fluctuations, deaths in the United States are expected to increase at a steady pace over the long term as the baby boom generation becomes older. According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase from approximately 2.4 million in 2004 to 3.2 million in 2025. Moreover, the average age of the population in the United States is increasing. According to the United States Bureau of the Census, the United States population of 50 years of age is expected to increase from
76.1 million in 2000 to 97.1 million in 2010. The Company believes that the aging of the population is particularly important because it expands the Company's target market for pre-need services and merchandise as older persons, especially those over 50 years of age, are most likely to make pre-need cemetery arrangements.

PRE-NEED MARKETING. In addition to sales at the time of death or on an "at need" basis, death care products and services are being sold prior to the time of death or on a "pre-need" basis. We are actively marketing such products and services, which provide a backlog of future services.

DEMAND FOR CREMATION. In recent years, there has been a steady growth in the number of families in the United States that have chosen cremation as an alternative to tradional methods of burial. According to industry studies, cremations represent approximately 10% of the burial market in 1980, approximately 29% in 2003, and are projected at 57.3% for 2025. According to the recent industry studies, cremations will increase by approximately 1% annually from 2004 to 2010. The trend toward cremations has been a significant concern because cremations have typically included few, if any, additional products and services other than cremation itself. In addition, almost all funeral homes in the Chicago area now provide basic cremation services and they provide a full range of merchandise and services to families choosing cremation.

IMPORTANCE OF TRADITION; BARRIERS TO ENTRY. We believe it is difficult for new competitors to enter existing markets successfully by opening new cemeteries. Entry into the cemetery market can be difficult due to several factors. Because families tend to return to the same cemetery for multiple generations to bury family members, it is difficult for new cemeteries to attract families. Additionally, mature markets, including the metropolitan area where our cemeteries are located, are served by an adequate number of existing cemeteries with sufficient land for additional plots, whereas land for new cemetery development is often scarce and expensive. Regulatory complexities and zoning restrictions also make entry into the cemetery market difficult. Also, development of a new cemetery usually requires a significant capital investment that takes several years to produce a return.

RISKS RELATED TO THE CEMETERY BUSINESS. To compete successfully, the Company must maintain a good reputation and high professional standards in the industry as well as offer attractive products and services at competitive prices. In addition,the Company must market itself in such a manner as to distinguish itself from its competitors. Cemeteries have historically experienced price competition from independent and large public company cemeteries, monument dealers, and other non-traditional companies providing death care services and products. The intense competition the Company faces may, at some time in the future,require the Company to reduce prices (and thereby its profit margins) to retain or recapture market share. If the Company is unable to successfully compete, its financial condition, results of operations and cash flows could be materially and adversely affected.

The Company's investments held in trust are invested in securities, which could be affected by financial market conditions that are beyond its control.

The Company's revenue is impacted by the land trusts' net realized interest income, which the Company recognizes to the extent of allowed reimbursement received monthly, which is used to perform cemetery maintenance services. The level of trust income is largely dependent on yields on trust investments made with trust funds, which are subject to financial market conditions and other factors that are beyond the Company's control. Trust earnings are also affected by the mix of fixed income and equity securities the trustee chooses to maintain in the trust funds, and the trustee may not choose the optimal mix for any particular market condition. If earnings from the trust decline, the Company would likely experience a decline in future revenue and cash flow. In addition, if the trust funds experienced significant investment losses, there would likely be insufficient funds in the trusts to cover costs of delivering services and merchandise or maintain the grounds of the cemeteries in the future. The Company would have to cover any such shortfalls with cash flow from operations, which could adversely affect its ability to service debt.

The level of pre-need sales is dependent upon the size and experience of the Company's sale force. The Company cannot assure that it will continue to be successful in recruiting and retaining qualified sales personal. In addition, depending on the terms of the contract, pre-need sales have the potential to have an initial negative impact on cash flows because of commissions paid on the sales and the portion of the sales proceeds required to be placed into the trust. A weakening economy that causes customer families to have less discretionary income could cause a decline in pre-need sales.

Declines in the number of deaths in the Chicago market can cause a decrease in revenues. Changes in the number of deaths are not predictable from one month to the next or over a short term.

The costs of operating and maintaining the Company's facilities, land and equipment, regardless of the number of interments performed, are fixed. Because the Company cannot necessarily decrease the costs when it experiences lower sales volumes, a decline in sales may cause gross margins, profits and cash flows to decline at a greater rate than a decline in revenue.


                        STINAR OPERATIONS OVERVIEW

Stinar provides products and services to the aviation industry in three principal areas: (i) sales of new equipment manufactured for maintaining, servicing and loading of airplanes; (ii) sales of parts for equipment sold in the past; and (iii) repair of equipment.

Principal products of Stinar include the following:
Truck-mounted stairways and push stairs for loading aircraft; lavatory trucks and carts, water trucks, bobtails, and catering trucks for servicing aircraft; cabin cleaning trucks, maintenance hi-lifts, and turbo oilers for maintaining aircraft; and other custom built aviation ground support equipment used by airports, airlines and the military. Stinar also provides service and repairs on other vendors' equipment and equipment it has sold.

Stinar sells its products to airports, airlines, and government and military customers in the United States. In 2010, non-governmental domestic sales comprise approximately 16%, government and military sales approximately 68%, and international sales approximately 16% of Stinar's annual revenues.

The Company purchases carbon steel, stainless steel, aluminum and chassis domestically. We do not use single-source suppliers for the majority of our raw material purchases and believe supplies of raw material available in the market are adequate to meet our needs.

We historically have engaged in research and development activities directed primarily toward the improvement of existing products, the design of specialized products to meet specific customer needs, and the development of new products and processes. A large part of our product development spending in the past has focused on the new product lines in the stairs department.


                     AVIATION GROUND SUPPORT INDUSTRY

GOVERNMENT CONTRACTS

Contracts with the U.S. government are subject to special laws and regulations, noncompliance with which could result in various sanctions.

The aviation ground support industry internationally is characterized by the following fundamental attributes:

HIGHLY FRAGMENTED OWNERSHIP. A significant majority of aviation ground support equipment manufacturers consist of family-owned businesses. Management estimates that there are approximately 20 companies in the world that manufacture one or two products for the industry. Also, as a support industry, ground support equipment has few market drivers of its own. That is, the major determinants of ground support equipment market activity are to be found in the commercial aviation industry. Under these conditions, many suppliers have in-depth knowledge only of their own market niches, and end-users may have difficulty finding a supplier with the right mix of products and services to fit their needs.

SIZE AND GROWTH TRENDS. The aviation ground support industry will be taking on the characteristics of a shrinking and declining industry over the next couple of years. Given the weakness of the four main indicators (aircraft movements, aircraft delivery rates, price of fuel and airport construction/capacity improvement) of the industry's health, as well as the continuing decline in markets for import and export, the world market for purchases of new aviation ground support equipment is expected to decline drastically due to most airlines downsizing operations and many large domestic carriers filing for bankruptcy protection.

BARRIERS TO ENTRY. It is relatively difficult for new competitors to enter the field due to (i) high start-up costs, which effectively protect against small competitors entering the field, (ii) substantial expertise required with regard to manufacturing and engineering difficulties, which makes it difficult to have the knowledge to compete, and (iii) market saturation, which reduces the possibility of competitors gaining a meaningful foothold and network of manufacturing representatives. Moreover, airline companies are becoming increasingly selective about which companies they will allow to provide ground support equipment. Most airlines only purchase from vendors who have a history in the industry.


               FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The following table summarizes the assets, revenues and operating profit or loss attributable to the Company's two industry segments for the date and periods indicated. The term "operating profit (loss)" represents revenues less all operating expenses. Management evaluates the performance of the Company's business segments and allocates resources to them based on operating profit or loss. Operating expenses of a business segment do not include corporate interest expense, corporate income or expense, or taxes on income.


For the fiscal years ended June 30,      2010           2009

Revenues:
(1) Aviation                      $10,728,752     $9,291,559
(2) Cemetery                        3,405,276      2,752,973

Operating profit:
(1) Aviation                          449,785        (82,203)
(2) Cemetery                          517,987        219,011

Identifiable assets:
(1) Aviation                       10,527,945     10,178,908
(2) Cemetery                       13,229,128     12,618,986



                                REGULATION

CEMETERY OPERATIONS

The Company is regulated primarily on a state level, with the state requiring licensing for cremations. The states regulate the sale of pre-need services and the administration of any resulting trusts. The laws are complex, are subject to interpretations by regulators, and are subject to change from time to time. Non-compliance with these regulations can result in fines or suspension of licenses required to sell pre-need services and merchandise.

The Company's operation must comply with federal legislation, including the laws administrated by the Occupational Safety and Health Administration, the Americans with Disabilities Act and the Federal Trade Commission ("FTC") regulations.

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities.

The Company believes that it complies in all material respects with the provisions of the laws and regulations under which it operates. There are no material regulatory actions pending.


STINAR OPERATIONS

Stinar is required to comply with competitive bidding and other requirements in cases where it sells to local, state, or federal governmental customers. The costs and effects of complying with these requirements do not have a material impact on the financial results of the Company.

BOTH COMPANIES

The Company holds all governmental licenses necessary to carry on its business, and all such licenses are current. Both segments are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the United States Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and similar state statutes require us to organize information about hazardous materials used or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities, and local citizens.


                    COMPLIANCE WITH ENVIRONMENTAL LAWS

CEMETERY OPERATIONS. The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the state of Illinois and Cook County. On a continuing basis, management business practices are designed to assess and evaluate environmental risks and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable.

The Company provides for environmental liabilities using its best estimates, but actual environmental liabilities could differ significantly from these estimates.

STINAR CORPORATION. Stinar owns a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land (the "Stinar Facility") in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota.
Prior to the acquisition of the Stinar Facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar Facility. This Phase I environmental assessment suggested the need for additional study of the Stinar Facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar Facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter from the Minnesota Pollution Control Agency ("MPCA") stating that, provided that certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar Facility prior to the purchase of the assets of Stinar by the Company. The structural improvements recommended by the Company's environmental consulting firm have been completed, and the contaminated soil has been removed and transferred from the property. As a result, MPCA has issued the no association letter.


                     CEMETERY OPERATIONS - TRUST FUNDS

GENERAL. We have established a variety of trusts in connection with our cemetery operations as required under applicable state law. Such trusts include (i) pre-need cemetery merchandise and service trusts; and
(ii) perpetual care trusts. We also use independent financial advisors to consult with us on investment policies and evaluate investment results.

PRE-NEED CEMETERY MERCHANDISE AND SERVICE TRUSTS. We are generally required under Illinois law to deposit a specified amount(generally 50% to 85% of selling price)into a merchandise and service trust fund for cemetery merchandise and services sold in pre-need sales. The related trust fund income earned is recognized when the related merchandise and services are delivered. We are permitted to withdraw the trust principal and the accrued income when the merchandise is purchased, when the service is provided by us, or when the contract is cancelled.

PERPETUAL CARE FUNDS. Under Illinois law, the Company is required to place a portion of all sales proceeds from cemetery lots, niches and crypts in a trust fund for perpetual care of the cemeteries. Pursuant to these laws, the Company deposits 15% of the revenues from the sale of grave spaces and 10% of revenues from the sale of mausoleum space into a perpetual care fund. The income from these perpetual care trusts provides the funds necessary to maintain cemetery property and memorials in perpetuity. The trust fund income is recognized, as earned, in the cemetery revenues.
While we are entitled to withdraw the income earned from our perpetual care trust to provide for the maintenance of the cemetery property and memorials, we are not entitled to withdraw any of the principal balance of the trust fund and, therefore, the principal balance is reflected on the Company's balance sheet as an asset and liability.


                                COMPETITION

Factors determining competitive success in Oakridge's business segments include price, service, location, quality and technological innovation. Competition is strong in all markets served.

CEMETERY OPERATIONS. Our Cemetery Operations face competition with other cemeteries in Cook and DuPage Counties in Illinois. Competitive factors in the cemetery business are primarily predicated on location, convenience, service, and heritage. We believe decisions made by most customers are only minimally influenced, if at all, by pricing. But we believe most funeral directors are greatly influenced by pricing, due to the limited resources of some customers, and funeral directors may direct families to lower cost cemeteries. There are virtually no new entrants in the markets served by the Company as the cost of acquiring sufficient undeveloped land and establishing a market presence necessary to commence operations is prohibitive.

There has been increasing competition from providers specializing in specific services, such as cremations, who offer minimal services and low-end pricing. We also face competition from companies that market products and related information over the internet and funeral homes selling markers. However, we have felt relatively limited impact in our market from those competitors to date.

STINAR CORPORATION. The aviation ground support equipment business is extremely fragmented and diverse. The purchasers of the types of equipment manufactured by Stinar tend to be long-standing, repeat customers of the same manufacturers, with quality, reliability, pricing, warranties, after market service and delivery being the key factors cited by customers in selecting an aviation ground support equipment supplier. Accordingly, while the market for Stinar equipment is competitive, the Company believes that Stinar's reputation for quality and reliable equipment and the industry's familiarity with Stinar puts it on equal footing with its competitors. Major domestic competitors include Global Ground Support, LLC in catering equipment; Lift-A-Loft Corporation and NMC-Wollard in passenger stairs; Lift-A-Loft Corporation, NMC-Wollard and Phoenix Metal Products in lavatory and water carts; and Tesco Equipment Corporation, Lift-A-Loft Corporation and NMC-Wollard in hi-lift equipment. International competitors include Mullaghan Engineering in catering equipment, and Accessair Systems, Inc. and Vestergaard Company, Inc. in water and lavatory carts.

                                 MARKETING

CEMETERY OPERATIONS. Sales are made to customers utilizing the facilities primarily on an at-need basis; that is, on the occurrence of a death in the family when the products and services and interment space are sold to the relatives of the decedent. Cemeteries have started to actively market their products, but most customers typically learn of the cemeteries from satisfied customers and funeral directors who recommend the cemeteries based on superior location and services rendered.

STINAR CORPORATION. The chief method of marketing Stinar's equipment is through one-on-one customer contact made by sales employees of Stinar and manufacturers' representatives under contract with Stinar. Stinar's customers report that Stinar has a reputation in the commercial aviation industry for manufacturing high-quality, reliable equipment. Stinar intends to capitalize on this reputation in the domestic airline industry by making frequent sales calls on customers and potential customers and by reducing the amount of time needed to complete customer orders. Stinar has also engaged manufacturers' representatives to assist it in increasing sales to overseas markets.


                              CREDIT POLICIES

Neither of the Company's business segments generally extends long-term credit to customers. During 2008, the aviation equipment segment did, however, extend long-term credit in a form of a lease with monthly payments over a two-year period.

                               INTERNATIONAL

Stinar's sales to customers outside the United States represented approximately 16% and 30% of the Company's net sales in 2010 and 2009, respectively. Products are manufactured and marketed through the Company's sales department and sales representatives around the world.


                         OTHER BUSINESS INFLUENCES

CEMETERY OPERATIONS. The cemetery operations do not experience seasonal fluctuations, nor are they dependent upon any identifiable group of customers, the loss of which would have a material adverse effect on its business, and discussion of backlog is not material to understanding the Company's business.

STINAR CORPORATION. The Company believes that its business is highly dependent upon the profitability of its customers in the airline and air cargo markets, and therefore, the Company's profitability is affected by fluctuations in passenger and freight traffic and volatility of operating expenses, including the impact of costs related to labor, fuel and airline security. Sales to the United States government also expose Stinar to government spending cuts. The United States Air Force, which historically has been a major purchaser of the Company's equipment, is dependent upon governmental funding approvals. Significant changes in raw material prices, such as steel and chassis, will also continue to impact our results. As of September 26, 2010, the Company had approximately a $35,000,000 backlog. The backlog is due to a five year contract with United States Air Force, GSA contract with the United States Air Force, and commercial sales in the United States. The backlog is comparable to fiscal year 2009, and will take approximately two to three years to complete, unless the company increases its production capacity.

The diversity of Stinar's customer base and equipment lines helps mitigate the risks of Stinar's business, as does the growing importance of marketing internationally, which provides Stinar with an additional customer base not influenced as greatly by U.S. economic conditions or U.S. politics. We will also focus on key risk factors when determining our overall strategy and making decisions for allocating capital. These factors include risks associated with the global economic outlook, product obsolescence, and the competitive environment.

The Company does not believe that the present overall rate of inflation will have a significant impact on the business segments in which it operates.



                                 EMPLOYEES

As of June 30, 2010, the Company had 93 full-time and 14 part-time or seasonal employees. Of these, the Company employed 75 full-time and 2 part-time employees in the aviation segment and 18 full-time and 12 part-time or seasonal employees in the cemeteries segment.

The cemetery segment employees are represented by Local #1 of the Services Employees International Union, AFL-CIO, whose contract expires February 28, 2013.

A union does not represent the aviation segment employees, and the Company considers its labor relations to be good.


ITEM 1A: RISK FACTORS.

Not applicable.


ITEM 1B: UNRESOLVED STAFF COMMENTS.

Not applicable.


ITEM 2: PROPERTIES.

The Company's executive office for Oakridge Holdings, Inc. is leased at 400 West Ontario St., Unit 1003, Chicago, Illinois, 60654.

The cemetery segment principal properties are located at Roosevelt Road and Oakridge Ave., Hillside, Illinois. The two cemeteries comprise 176.7 acres of real estate, of which 12.8 acres are used for interior roads and other improvements, and 163.9 acres for burial plots. The cemeteries have two mausoleums, an office building, and three maintenance buildings. The Oakridge Cemetery (Hillside), Inc. mausoleum is in fair shape with major work being required on all outside walls of the mausoleum to prevent water from leaking into the mausoleum crypts. The Company expects the walls will require approximately $300,000 to $400,000 of repairs starting in 2010 and finishing in 2014. The Company expects to finance these repairs with cash flow from its cemetery business segment. All other buildings are in fair shape and will require minimum repairs.

Stinar operates out of a single 43,271 square foot manufacturing facility in Eagan, Minnesota, located on 7.875 acres of land. The land consists of two contiguous parcels of real estate. The facility was refinanced in May 2008 for $2,100,000 with monthly payments of principal and interest totaling $17,060 and a final balloon payment of $1,826,000 due in May 2013, assuming no pre-payments. The condition of the manufacturing facility and office space is fair and will require minimum improvements in the foreseeable future at an estimated cost of $200,000 that the Company expects to finance with cash flow from its two business segments. Management reviews insurance policies annually and believes that all of its properties are adequately insured.


ITEM 3:  LEGAL PROCEEDINGS

The Company is a party to a number of legal proceedings that arise from time to time in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on the Company. As of June 30, 2010, there were no legal proceedings in either business.

We carry insurance with coverages and coverage limits consistent with our assessment of risks in our businesses and of an acceptable level of financial exposure. Although there can be no assurance that such insurance will be sufficient to mitigate all damages, claims or contingencies, we believe that our insurance provides reasonable coverage for known asserted or unasserted claims. In the event the Company sustained a loss from a claim and the insurance carrier disputed coverage or coverage limits, the Company may record a charge in a different period than the recovery, if any, from the insurance carrier.



ITEM 4:  [REMOVED AND RESERVED]



                                  PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading in the Company's common stock is in the over the counter market, primarily through listings in the National Quotation Bureau "pink sheets," although the market in the stock is not well established. The Company's trading symbol is (OKRG.OB). The table below sets forth the range of high and low bid prices for our common stock for each quarter within the two most recent fiscal years. Prices used in the table were reported to the Company by National Quotation Bureau, Inc. These quotations represent inter-dealer prices, without retail markup or commission, and may not necessarily represent actual transactions.


                                    FISCAL YEAR
                            2010                 2009

                         Low     High        Low     High
                        -----   -----       -----    -----
First Quarter           $.33     $.35       $.85     $1.32
Second Quarter          $.33     $.36       $.50      $.85
Third Quarter           $.32     $.36       $.35      $.75
Fourth Quarter          $.32     $.50       $.35     $1.00


As of September 27, 2010, there were 1,431,503 shares of Oakridge Holdings, Inc. common stock outstanding. The common stock shares outstanding are held by approximately 1,500 stockholders of record. Each share is entitled to one vote on matters requiring the vote of shareholders. We believe there are approximately 1,500 beneficial owners of the common stock.

The Company has never paid a cash dividend on its common stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying any dividends on its common stock in the foreseeable future. We are currently prohibited from paying dividends under the terms of our credit agreements. Any future change in our dividend policy will be made at the discretion of our Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under credit arrangements, as well as other factors the Board of Directors may deem relevant. We are also prohibited from repurchasing any of our outstanding common stock under the terms of our credit agreement.


                   EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of June 30, 2010, certain information regarding the Company's 1999 Stock Incentive Plan (the "1999 Plan"), which was approved by shareholders on February 22, 1999. The Company has no equity compensation plans which have not been approved by shareholders.

              Number of         Weighted-       Number of securities
           securities to be      average      remaining available for
             issued upon     exercise price    future issuances under
             exercise of     of outstanding     equity compensation
             outstanding        options,          plans (excluding
          options, warrants   warrants and    securities reflected in
              and rights         rights            first column)

1999 Plan       5,000            $2.00                   -


ITEM 6:  SELECTED FINANCIAL DATA

Not applicable.


ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                FISCAL 2010

                      LIQUIDITY AND CAPITAL RESOURCES


The Company relies on cash flow from its two business segments to meet operating needs, fund debt service, and fund capital requirements. The cemetery and Stinar operations did provide sufficient cash during fiscal year 2010 to support day-to-day operations, current debt service, and capital expenditures. The Company expects that cemetery and Stinar operations will provide sufficient cash during the next five years to cover all debt requirements and operational needs.


Stinar has a $1,000,000 line of credit to finance accounts receivable, expiring in October 2011. Additionally, Stinar has a $2,000,000 term loan to finance inventories that matures in May 2018. During 2008 and 2010, the Company issued convertible subordinated debentures in the aggregate principal amount of $535,000 to certain individuals who are officers or directors of the Company and one individual investor. During 2010, $20,000 of the debentures were satisfied. On July 1, 2010, $485,000 of the debentures initially due July 1, 2010, were modified, whereby the conversion rate of the debentures was revised from $.90 to $.50 per share and the maturity date was extended from July 1, 2010 to July 1, 2012, at which time the Company expects to be able to pay all amounts due under the debentures or to be able to extend the debentures' maturity date.

The cemetery operations expect to hire one full-time sales employee during 2011, and the Company expects no changes in part-time or seasonal employees.

The Company's five year business plan calls for $900,000 in capital expenditures starting in 2011.

The cemetery operations' capital expenditures are expected to be approximately $400,000 under the five-year plan. The funds are planned to be used for building improvements for the Oakridge cemetery mausoleum, increasing inventory of niches and crypts in mausoleums and outdoors, computer software and hardware equipment, and ground equipment. Repairs for the mausoleum, originally estimated at $300,000 to $400,000, will continue in the spring of 2011. The Company expects to spend approximately $150,000 in 2011 on its cemetery operations for repairs on the front building of mausoleum, lawn mowers and gator utility vehicles for the grounds. The cemeteries' capital expenditures for 2010 were $45,761 and were used for the following: $17,334 for mowers and $702 for miscellaneous shop equipment for ground employees, $493 for well pump, $6,022 for new heaters in the mausoleum and $14,800 for tuck point, stairs and wall repairs to the two mausoleums, $5,541 for computer equipment and $869 for miscellaneous office equipment.

Stinar's capital expenditures are expected to be approximately $500,000 under the five-year plan. The funds are planned to be used for improvements of the manufacturing plant and office, technical manuals and drawings packages for the building of new first time equipment, plant and office equipment, and computer software and hardware. These expenditures are expected to take place evenly over the five-year plan. Stinar's capital expenditures for 2010 were $114,306, with $10,951 for shop jigs for production, $96,200 for in house technical drawings and electrical schematics to build new and existing equipment, and $1,155 for software and hardware equipment and $6,000 for a copier. The Company expects to spend approximately $100,000 in 2011 for Stinar capital expenditures.



                       RESULTS OF OPERATIONS - 2010

CEMETERY OPERATIONS

In 2010, cemetery revenue increased $652,303, or 24%, compared to 2009. The increase was due to an increase in marker sales of $108,343, cemetery sales of $79,059, foundations of $96,651, grave boxes of $101,759 and interment fees of
$205,640.   All other sales account changes were immaterial.  The increase in sales were primarily driven by a new cemetery law instituted by the State of Illinois that now requires all families to come out to the cemetery to arrange the funeral, whereby in the past the funeral director made all arrangements.
In having the families present at the cemetery, the cemeteries are getting more up-selling opportunities.

Cost of goods sold in 2010 was $2,064,180, an increase of $269,053, or 15%, compared to 2009. In 2010, cost of goods sold was 61% of revenue, down from 65% in 2009. The increases in cost of sales related to an increase in markers of $72,893, foundations of $29,464, grave liners of $31,194, health insurance of $43,848, operating supplies of $42,180 and dirt hauling fess of $47,513. All other cost account changes were immaterial. The decrease in the percentage of cost of goods sold to revenue in 2010 was primarily due to the fixed nature of salaries.

Selling expenses increased $18,179, or 7.6%, compared to 2009. The increase was due to greater sales revenue and commissions paid.

General and administrative expenses increased $66,095, or 13%, compared to 2009. The increase was primarily attributable to increases in office salaries of $22,018, health insurance of $9,986 and professional fees of $35,534. The increases were due to having one more full time employee for the year, increased costs of health insurance for the staff and professional fees related to a comment letter from the Securities and Exchange Commission related to the accounting treatment of the non-controllable interest in the trusts.

Interest income from the perpetual care fund land trust was relatively flat at $23,022 for 2010 compared to $20,580 in 2009.





STINAR OPERATIONS

In 2010, revenue increased $1,437,193, or 16%, compared to 2009. The increase was primarily due to increases in government contracts arising from the Company's status in 2010 as a vendor with the U.S. government in a multiple award schedule.

Cost of goods sold in 2010 was $9,801,168, or 91% of sales, compared to 89% in 2009. Accordingly, gross profit percentage dropped to 9% in 2010 compared to 11% in 2009. Cost of raw materials decreased 2% in relation to sales, whereas truck chassis costs increased 20%, or $446,524, direct and indirect labor increased $702,546, and shop supplies increased $248,168, in each case for 2010 compared to 2009. All other changes were immaterial. The increase in cost of goods sold was directly related to increases in truck chassis costs.

Selling expenses increased $70,594, or 43%, compared to 2009. The increase was primarily due to increased commissions being paid to international agents for sales commissions.

General and administrative expenses decreased $139,881, or 37%, compared to 2009. The decrease was attributable to a decrease in bad debts of $86,725, and decrease in officers' pay of $53,258. The decrease was in officers' pay is attributable to having no chief financial of Stinar and Robert C. Harvey, the chief executive officer, taking over those additional duties.

Research and development decreased $551,698, when compared to 2009. The decrease was due to having no research and development expenses in 2010.

Interest expense increased $54,232, or 17%, compared to 2009. The increase was attributable to chassis purchases resulting from an increase in sales.

Interest income decreased $6,855 compared to 2009 due to a lease agreement we had with the United States Air Force expiring in 2009.




HOLDINGS OPERATIONS

Operating expenses increased $11,852, or 3%, compared to 2009. The increase was primarily attributable to increased interest expense.




                       RESULTS OF OPERATIONS - 2009

CEMETERY OPERATIONS

In 2009, cemetery revenue decreased $254,301, or 8%, compared to 2008. The decrease was due to a decrease in marker sales caused by less discretionary income by the customers served at the cemetery. All other sales account changes were immaterial.

Cost of goods sold in 2009 was $1,795,127, a decrease of $70,142, or 4%, compared to 2008. In 2009, cost of goods sold was 65% of revenue, or the same when compared to 2008. The cost decrease was attributable to decreases in the purchase of markers ($9,369), truck expenses ($8,297), health insurance costs ($24,944) and dirt hauling expenses ($28,048).

Selling expenses remain flat at $238,723, compared to 2008.

General and administrative expenses increased $84,358, or 20%, compared to 2008. The increase was primarily attributable to increases in depreciation ($9,000) and corporate assessments ($72,000).

Interest income from the perpetual care fund land trust decreased $1,133 or 6%, compared to 2008. The decrease was attributable to decreased interest rates.





STINAR OPERATIONS

In 2009, revenue increased $1,058,455, or 13%, compared to 2008. The increase was primarily due to increases in government contracts arising from the Company's status in 2009 as a vendor with the U.S. government in a multiple award schedule.

Cost of goods sold in 2009 was $8,274,978 or 89% of sales, which is the same percentage as 2008.

Gross profit percentage in relation to sales remained at 11% in 2009 compared to 2008.

Selling expenses decreased $112,110, or 40%, compared to 2008. The decrease was primarily due to no commissions being paid to an inside salesman due to the economic recession.

General and administrative expenses increased $53,848, or 16%, compared to 2008. The increase was attributable to an increase in bad debts.

Research and development increased $507,924, when compared to 2008. The increase was due to research and development of three new stairs and related canopies on those stairs as well as a new hi-lift maintenance lift.

Interest expense increased $25,845, or 9%, compared to 2008. The increase was attributable to chassis purchases resulting from an increase in sales.

Interest income decreased $91,417, or 93%, compared to 2008. The decrease was primarily due to a lease agreement we have with the United States Air Force expiring.



HOLDINGS OPERATIONS

Loss from operations decreased $69,200, or 19%, compared to 2008. The decrease was primarily attributable to the corporate assessment of $120,000 to Oakridge Cemetery, an increase of $72,000 compared to 2008.


                        OBLIGATIONS AND COMMITMENTS


The following table summarizes our obligations and commitments to make future payments under contracts, such as debt and lease agreements, as well as other financial commitments.



                                       Payments By Period
                                                                               After
                                                                                Five
                       Total     2011     2012       2013     2014     2015    Years
Long-term Debt    $3,658,186 $211,321 $256,563 $2,076,187 $217,266 $231,241 $454,287

Subordinate
Debentures (1)      $535,000        -  535,000          -        -        -        -
                  ---------- -------- -------- ---------- -------- -------- --------
Total Contractual
Cash Obligations  $4,193,186 $211,321  791,563 $2,076,187 $217,266 $231,241 $454,287
                  ========== ======== ======== ========== ======== ======== ========

(1) We expect to be able to pay the debentures of $535,000 due in 2012 using cash flow from operations or by extending the related party debentures.





OFF-BALANCE SHEET ARRANGEMENTS

None.


ITEM 7A:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.


ITEM 8:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company for the fiscal years ending June 30, 2010 and 2009, located at Exhibit 13, F-1, are incorporated herein.


ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 9A:  CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (b) accumulated and communicated to the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding disclosure.


MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a and 15d - 15f under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

   - Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

   - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

   - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on management's assessment and those criteria, management believes that, as of June 30, 2010, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report of the effectiveness of the design and operation of our disclosure controls and procedures was not subject to attestation by the Company's registered public accounting firm in accordance with the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a 15(d) of the Exchange Act that occurred during the period covered by this annual report and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 9B:  OTHER INFORMATION

None.



                                 PART III

ITEM 10:  DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 relating to our directors and executive officers is incorporated herein by reference to the section titled "Proposal 1 - Election of Directors" in our proxy statement. The information required by this
Item 10 under Item 405 of Regulation S-K is incorporated herein by reference to the section titled "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement. The information required by this Item 10 under
Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference to the section titled "Information About the Board and Its Committees" in our proxy statement. Our proxy statement will be filed no later than 120 days after June 30, 2010.

The Company has not adopted a code of ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. The Company has not adopted such a code as all of these roles are performed or closely supervised by the Company's Chief Executive Officer, who operates under the direct supervision of the Board of Directors and Audit Committee.


ITEM 11:  EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the section titled "Executive Compensation" in our proxy statement, which will be filed no later than 120 days after June 30, 2010.


ITEM 12:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 is incorporated herein by reference to the section titled "Principal Shareholders and Beneficial Ownership of Management" in our proxy statement, which will be filed no later than 120 days after June 30, 2010.


ITEM 13:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
          AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 is incorporated herein by reference to the sections titled "Certain Relationships and Related Transactions" and "Proposal 1 - Election of Directors" in our proxy statement, which will be filed no later than 120 days after June 30 2010.


ITEM 14:  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item 14 is incorporated herein by reference to the sections titled "Audit Fees" and "Preapproval Policies and Procedures" in our proxy statement, which will be filed no later than 120 days after June 30, 2010.


ITEM 15:  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

The following consolidated financial statements of Oakridge Holdings, Inc. and subsidiaries, together with the Independent Auditors Report, are filed in this report at Exhibit 13, F-1

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2010 and 2009

Consolidated Statements of Operations for the Years Ended June 30, 2010
and 2009

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2010 and 2009

Consolidated Statements of Cash Flows for the Years Ended June 30, 2010
and 2009

Notes to Consolidated Financial Statements

The following documents are filed or incorporated by reference as part of this Form 10-K/A.

3(i) Amended and Restated Articles of Incorporation as amended (1) 3(ii) Amended and Superseding By-Laws as amended (1)
10(a) 1999 Stock Incentive Award Plan (2)
10(b) Loan Documents for Line of Credit (3)
10(c) Loan Documents for Term Loan (3)
10(d) Form of Convertible Subordinated Debenture (4)
10(e) Loan documents for Mortgage Note Payable (3)
10(f) Loan agreements with officers (5)
13    Financial Statements
21    Subsidiaries of Registrant (2)
23(a) Consent of Independent Registered Public Accounting Firm
23(b) Consent of Independent Registered Public Accounting Firm
31    Rule 13a-14(a)/15d-14(a) Certifications
32    Section 1350 Certifications

(1)  Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1996.
(2)  Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1999.
(3)  Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 2009.
(4) Filed as exhibit 1.1 to Form 8-K filed July 1, 2010 and incorporated herein by reference.
(5) Material terms are described in Form 8-K filed September 25, 2009 and incorporated herein by reference.











                                Signatures

In accordance with Section 13 or 15 (d) of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 OAKRIDGE HOLDINGS, INC.


Dated: October 1, 2010           By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chairman Of the Board of Directors

In accordance with the Exchange Act, this report has also been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.


Dated: October 1, 2010           By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chief Executive Officer
                                 Chief Financial Officer
                                 (principal accounting officer)
                                 Director


Dated: October 1, 2010           By /s/ Robert B. Gregor
                                 Robert B. Gregor
                                 Secretary
                                 Director


Dated: October 1, 2010           By /s/ Hugh H. McDaniel
                                 Hugh H. McDaniel
                                 Director


Dated: October 1, 2010           By /s/ Robert Lindman
                                 Robert Lindman
                                 Director


Dated: October 1, 2010           By /s/ Pamela Whitney
                                 Pamela Whitney
                                 Director



















                                EXHIBIT 13



                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS
                       WITH CONSOLIDATING INFORMATION

                    YEARS ENDED JUNE 30, 2010 AND 2009



                             TABLE OF CONTENTS

                                                                   Page

Report of Independent Registered Public Accounting Firm

Report of Former Independent Registered Public Accounting Firm

Consolidated Financial Statements:

 Consolidated Balance Sheets                                          1

 Consolidated Statements of Operations                                2

 Consolidated Statements of Stockholders' Equity                      3

 Consolidated Statements of Cash Flows                                4

 Notes to Consolidated Financial Statements                           5


Consolidating Information:

 Report of Independent Registered Public Accounting Firm
  on Consolidating Information                                       19

 Consolidating Balance Sheets                                        20

 Consolidating Statements of Operations                              22







Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants & Consultants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Oakridge Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. Oakridge Holdings, Inc. and Subsidiaries' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2009, were audited by other auditors whose report dated September 29, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Edina, Minnesota

September 29, 2010









WIPFLI
CPAs and Consultants


          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Chicago, Illinois


We have audited the accompanying consolidated balance sheet of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.




/s/ WIPFLI LLP

WIPFLI LLP



September 29, 2009
St. Paul, Minnesota








                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS


                                             June 30,2010    June 30,2009
                 ASSETS


Current assets:
Cash and cash equivalents                        $372,797        $345,153
Restricted cash	                                   89,320               -
Accounts receivable, less allowance for
 doubtful accounts of $15,000 in 2010 and 2009  2,236,804       2,295,234

Inventories:
 Production, net                                6,647,308       6,315,017
 Cemetery, mausoleum space, and markers           607,435         630,746
Deferred income tax assets                        312,000         232,000
Other current assets                              104,942         119,864
                                              -----------     -----------
Total current assets                           10,370,606       9,938,014
                                              -----------     -----------
Property and equipment:
 Property and equipment                         6,506,136       6,342,170
 Less accumulated depreciation                  4,312,179       4,093,125
                                              -----------     -----------
Property and equipment, net                     2,193,957       2,249,045
                                              -----------     -----------
Other assets:
 Cemetery perpetual care trusts                 4,962,756       4,687,816
 Preneed trust investments                      2,023,358       2,059,056
 Debt issuance costs, less accumulated
  amortization of $16,131 and $8,388 in 2010
  and 2009, respectively                           61,299          69,042
 Deferred income tax assets                        78,000         265,000
 Other                                             11,033          11,431
                                              -----------     -----------
Total other assets                              7,136,446       7,092,345
                                              -----------     -----------
Total Assets                                  $19,701,009     $19,279,404
                                              -----------     -----------






                                             June 30,2010    June 30,2009
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Lines of credit - bank                         $1,331,443        $979,840
Trade accounts payable                          1,249,716       1,274,591
Due to finance company                          1,227,231       1,724,900
Accrued liabilities                               979,818         875,396
Deferred revenue                                1,886,908       1,615,936
Short term notes payable - others                 380,000         330,000
Current maturities of long-term debt              696,321         227,012
                                              -----------     -----------
Total current liabilities                       7,751,437       7,027,675
                                              -----------     -----------

Long-term liabilities:
Non-controlling interest in pre-need
 trust investments                              2,023,358       2,059,056
Long term debt, less current maturities         3,496,865       4,173,231
                                              -----------     -----------
                                                5,520,223       6,232,287
                                              -----------     -----------
Total liabilities                              13,271,660      13,259,962
                                              -----------     -----------


Non-controlling interest in perpetual
 care trust investments                         4,962,756       4,687,816
                                              -----------     -----------

Stockholders' equity:
Preferred stock, $.10 par value, 1,000,000
 shares authorized; none issued                         -               -
Common stock, $.10 par value, 5,000,000
 shares authorized; 1,431,503 shares issued
 and outstanding in 2010 and 2009                 143,151         143,151
Additional paid-in capital                      2,028,975       2,028,975
Accumulated deficit                              (705,533)       (840,500)
                                              -----------     -----------
Total stockholders' equity                      1,466,593       1,331,626
                                              -----------     -----------
Total Liabilities and Stockholders' Equity    $19,701,009     $19,279,404
                                              ===========     ===========


              See Notes to Consolidated Financial Statements








                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                               Year Ended      Year Ended
                                            June 30, 2010   June 30, 2009
                                               ----------      ----------
Revenue                                       $14,134,028     $12,044,532
Cost of good sold                              11,865,348      10,070,105
                                               ----------      ----------
Gross margin                                    2,268,680       1,974,427
                                               ----------      ----------
Operating expenses:
Selling                                           493,602         404,829
General and administrative                      1,087,910       1,178,142
Research and development                                -         551,698
                                               ----------      ----------
Total operating expenses                        1,581,512       2,134,669
                                               ----------      ----------
Income (loss) from operations                     687,168        (160,242)
                                               ----------      ----------
Other income (expense):
Interest income                                    23,022          27,435
Interest expense                                 (464,123)       (384,646)
                                               ----------      ----------
Total other expense                              (441,101)       (357,211)
                                               ----------      ----------
Net income (loss) before income taxes             246,067        (517,453)

(Benefit) provision for income taxes              111,100        (237,000)
                                               ----------      ----------
Net income (loss)                                $134,967       $(280,453)
                                               ==========      ==========
Earnings per share:
Basic income (loss) per share                        $.09           $(.20)
                                               ==========      ==========
Diluted net income (loss) per share                  $.09           $(.20)
                                               ==========      ==========



              See Notes to Consolidated Financial Statements







                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 2010 AND 2009



                     Common Stock
                 Number of     Common   Additional                    Total
                    Shares      Stock      Paid-In  Accumulated
                                           Capital    (Deficit)


BALANCE,
June 30, 2008    1,431,503   $143,151   $2,028,975   $(560,047)  $1,612,079

Net income               -          -            -    (280,453)    (280,453)
                 ---------   --------   ----------    --------   ----------
BALANCE,
June 30, 2009    1,431,503   $143,151   $2,028,975    (840,500)  $1,331,626

Net income               -          -            -     134,967      134,967

BALANCE,
June 30, 2010    1,431,503   $143,151   $2,028,975   $(705,533)  $1,466,593
                 =========   ========   ==========   =========   ==========


              See Notes to Consolidated Financial Statements










                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             Increase (Decrease) In Cash and Cash Equivalents


                                                  Year Ended     Year Ended
                                                June 30,2010   June 30,2009

Cash flows from operating activities:
Net income (loss)                                   $134,967      $(280,453)
Adjustments to reconcile net income (loss) to
net cash flows from operating activities:
 Depreciation and amortization                       226,797        238,839
 Deferred income taxes                               107,000       (237,000)
 Accounts receivables                                 58,430        (90,923)
 Inventories                                        (308,980)      (642,826)
 Other assets                                         15,320        (10,622)
 Accounts payable and due to finance company        (522,544)       958,385
 (Gains) losses on trust investments                   3,872        (97,315)
 Deferred revenue                                    270,972       (756,589)
 Accrued liabilities                                 104,422         61,040
                                                  ----------     ----------
Net cash flows from operating activities              90,256       (857,464)
                                                  ----------     ----------
Cash flows from investing activities:
 Restricted cash                                     (89,320)             -
 Purchases of property and equipment                (163,966)      (115,334)
 Payments on net investment in sales-type lease            -        460,200
 Sales of non-controlling investments in trusts      172,266        450,491
 Purchases of non-controlling investments
  in trusts                                         (176,138)      (353,176)
                                                  ----------     ----------
Net cash flows from investing activities            (257,158)       442,181
                                                  ----------     ----------
Cash flows from financing activities:
 Net borrowings (repayments) on lines of
  credit - bank                                       (9,242)       459,840
 Proceeds from issuance of notes payable             410,845        250,000
 Proceeds from issuance of debt                       50,000              -
 Principal payments on long-term debt               (257,057)      (227,606)
                                                  ----------     ----------
Net cash flows from financing activities             194,546        482,234
                                                  ----------     ----------
Net change in cash and cash equivalents               27,644         66,951
Cash and cash equivalents, beginning of year         345,153        278,202
                                                  ----------     ----------
Cash and cash equivalents, end of year              $372,797       $345,153
                                                  ==========     ==========

Supplemental Disclosure of Cash Flow Information:

Cash paid during the years for:
Interest                                            $448,114       $369,173
                                                  ==========     ==========
Income taxes                                          $4,100         $2,000
                                                  ==========     ==========






              See Notes to Consolidated Financial Statements







                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2010 AND 2009




1. THE COMPANY

                            NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois and an aviation ground support equipment business in Minnesota. The cemetery operations routinely grant credit to pre-need customers, substantially all of who are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business (Stinar). Stinar designs, engineers and manufactures aviation ground support equipment serving the United States Armed Services and businesses domestically and internationally.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                        PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

                            SEGMENT REPORTING

The Company operates and manages the business under two reporting segments, cemeteries and aviation ground support equipment.

                        COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income (loss) and items defined as other comprehensive income (loss). Items defined as other comprehensive income (loss) include items such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities. For the years ended June 30, 2010 and 2009, there were no adjustments to net income (loss) to arrive at comprehensive income (loss).

                   FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2010, and the methods and assumptions used to estimate such fair values, were as follows:

- Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses - Fair value approximates the carrying amount because of the short maturity of those financial instruments.

Long term debt and other notes payable - Fair value is estimated using discounted cash flow analysis, based on the interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. At June 30, 2010 and 2009, the fair value approximated the carrying value.

Cemetery perpetual care trusts - Fair market value is the amount on the trust reports reported by the trustee.

Pre-need trust investments - Fair market value is the amount on the trust reports reported by the trustee.

                         ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could differ from those estimates.

                             CONCENTRATIONS
Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. One International customer accounted for 10% of Stinar's accounts receivable at June 30, 2010, and one United States customer accounted for 26% at June 30, 2009. Additionally, the U.S. Government accounted for approximately 69% of Stinar's accounts receivable at June 30, 2010 and 2009.

Customers

A significant portion of Stinar's customers are concentrated in the airline industry. A downturn in the airline industry related to the world recession, acts of terrorism and increases in fuel costs have had a negative impact on the Company's continuing operations.

In 2010, net sales of Stinar to international customers, United States government and North American customers were 16%, 68% and 16%, respectively.

In 2009, net sales of Stinar to international customers, United States government and North American customers were 30%, 45% and 25%, respectively.

                         CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows and balance sheets, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                               RESTRICTED CASH

Restricted cash represents amounts required to be held in escrow by certain customers until project completion.

                             ACCOUNTS RECEIVABLES

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

                     NET INVESTMENT IN SALES-TYPE LEASE

During 2007, the Company began leasing aviation ground support equipment. The lease was classified as sales-type lease and expired in September 2008.

                                INVENTORIES

Finished goods, component parts and work in process inventories are stated at the lower of cost (first in, first out [FIFO]) or market. The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market. The Company reviews inventory on a yearly basis and provides an inventory reserve for slow-moving, obsolete or unusable inventory.

                          PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets and are generally depreciated over a 3 to 15 year period. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

                            DEBT ISSUANCE COSTS

Debt issuance costs are carried at cost and amortized using the straight-line method over the term of the related debt.

                             LONG-LIVED ASSETS

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, capital assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

                     PRODUCT WARRANTY LIABILITY

The Company's aviation ground equipment segment warrants its products against certain defects based on contract terms. Generally, warranty periods are two years for workmanship and manufacturing defects and one year for painting defects. The Company has recourse provisions for certain items that would enable recovery from third parties for amounts paid under the warranties.
At June 30, 2010 and 2009, the Company's estimated product warranty liability based on historical activity was $15,000.

                            REVENUE RECOGNITION

Cemetery and Mausoleum Space Revenue

Sales of cemetery merchandise and services and at need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre need cemetery grave plots rights are recognized in accordance with the retail land sales provisions of Financial Accounting Standards Board
(FASB) Accounting Standard Codification (ASC) 976-10 "Accounting for Sales of Real Estate. Accordingly, provided certain collectible criteria are met, pre-need cemetery interment right sales are deferred until a specified minimum percentage of the sales price has been collected. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual care trusts. Earnings of perpetual care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre need merchandise and services are required to be paid into trusts, which are included in pre-need trust investments in the Company's consolidated financial statements. The un-trusted proceeds are included in deferred revenue. Sales of preneed merchandise including grave boxes and interment are recorded as revenue when products and services have been delivered and collection of the resulting receivable is reasonably assured.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Aviation Ground Support Equipment

Revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

The Company has a contract to supply equipment to the U.S. Government which includes specific phases to which dollar amounts were assigned. The Company will recognize revenue on the completed-contract method because the Company is not able to make reasonable dependable estimates of the percentage of work completed on the contract due to unique nature of the contract; the U.S. Government does not have the right to take possession of the work in process; the deliverables resulting from specific phases provide no value to the U.S. Government without delivery of the specific piece of equipment; and the Company does not have the ability to require progress payments for the work in process.

                        SHIPPING AND HANDLING COSTS

All shipping and handling revenue is included in revenue. All direct costs to ship the products to customers are classified as cost of goods sold.

                               INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to operating loss carry forwards, depreciation, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of FASB ASC 740-10-25 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740-10-25 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Based on the Company's evaluation, the Company has concluded that there are no significant unrecognized tax implications. The Company's evaluation was performed for the tax years ended June 30, 2005 through June 30, 2010, the tax years that remain subject to examination by major tax jurisdictions as of June 30, 2010. The Company does not believe there will be any material changes in unrecognized tax positions over the next twelve months.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to financial results. In accordance with FASB ASC 740-10-25, the Company has decided to classify interest and penalties as a component of income tax expense.

                            ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean up is probable and the cost can be reasonably estimated.

                             ADVERTISING COSTS

Advertising costs are expensed as incurred.

                          SHARE-BASED PAYMENTS

The Company records as an expense in its consolidated statement of operations the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair market value of the award.

                       RESEARCH AND DEVELOPMENT COSTS

Research and development costs in the product development process are expensed as incurred. Assets that are acquired for research and development activities and have alternative future uses in addition to a current use are included in equipment and depreciated over the assets' estimated useful lives. Research and development costs consist primarily of contract engineering costs for outsourced design or development and equipment and material costs relating to all design and prototype development activities.

                 BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings
(loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and conversion of subordinated debenture and adjusting the net earnings (loss) applicable to common stockholders resulting from the assumed conversions. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

                     RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued ASC 605 "Revenue Recognition - Multiple - Deliverable Revenue Arrangments a consensus of the FASB Emerging Issues Task Force". This guidance establishes a selling price hierarchy for determining the selling price of a deliverable; eliminates the residual method of allocation and requires arrangement consideration to be allocated at the inception of the arrangement to all deliverables using the relative selling price method; and requires a vendor to determine its best estimate of selling price in a manner consistent with that used to determine the selling price of the deliverable on a stand-alone basis. This guidance also expands the required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on our consolidated results of operations, financial condition, cash flows, or disclosures.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements" ("ASU No. 2010-06"). ASU No. 2010-06 requires new disclosures regarding significant transfers in and out of Levels 1 and 2, as well as information about activity in Level 3 fair value measurements, including presenting information about purchases, sales, issuances and settlements on a gross versus a net basis in the Level 3 activity roll forward. In addition, ASU No. 2010-06 clarifies existing disclosures regarding input and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to purchases, sales, issuances and settlements in the roll forward of Level 3 activity; those disclosures are effective for interim and annual periods beginning after December 15, 2010. Our adoption of ASU No. 2010-06 effective January 1, 2010 had no current impact on our consolidated financial position, results of operations or cash flows.


3. CONSOLIDATION OF VARIABLE INTEREST ENTITY

The Company identifies variable interest entities (VIEs) and determines when they should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability company, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

The Company has determined they are required to consolidate the preneed cemetery merchandise and service trusts and the cemetery perpetual care trust (the trusts) as variable interest entities in its consolidated statement of operations due to the equity investors not having the characteristics of a controlling financial interest or do not have a insufficient amount of equity to carry out its principal activities without additional subordinated financial support. The consolidation affected certain line items in the consolidated balance sheet, but had no impact on net earnings. Also, the consolidation does not result in any net changes to the Company's consolidated statement of cash flows, but does require disclosure of certain financing and investing activities.

See further discussion of the trusts in Notes 4 and 5.


4. PRENEED TRUST INVESTMENTS

The Company sells price-guaranteed preneed cemetery contracts providing for merchandise or services to be delivered in the future at prices prevailing when the agreements are signed. Some or all of the funds received under these contracts for merchandise or services are required to be placed into trust accounts, pursuant to Illinois state laws. When a trust-funded preneed cemetery contract is entered into, the Company records an asset (included in cemetery receivables and trust investments) and a corresponding liability (included in deferred cemetery revenues) for the contract price. As the customer makes payments on the contract prior to performance by the Company, the Company deposits into the related trust the required portion of the payment and reclassifies the corresponding amount from deferred cemetery revenue into non-controlling interest in cemetery trusts.

The Company recognizes realized earnings of these trusts with investment and other income, net (with a corresponding debit to receivables and trust investments). The corresponding expense is recognized within investment and other income, net, equal to the realized earnings of the trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery trusts), or attributable to the Company (with a corresponding credit to deferred cemetery revenue) when such earnings have not been earned by the Company through the performance of services or delivery of merchandise. The net effect is an increase by the amount of the unrealized earnings in both (1) the trust asset and (2) the related non-controlling interest or deferred cemetery revenue items; there is no effect on net earnings. The cumulative undistributed net trust investment earnings of the cemetery merchandise and services trusts are included in non-controlling interest in cemetery trusts. Upon performance of services or delivery of merchandise, the Company recognizes as revenues amounts attributed to the non-controlling interest holders, including realized trust earnings.


Trust Investments:

Trust investments represent trust assets for contracts sold in advance of when the merchandise or services are needed. The trust investments in the consolidated balance sheet were $2,023,358 and $2,059,056 at June 30, 2010 and 2009, respectively.


The market value associated with the preneed cemetery merchandise and service trust assets as of June 30, 2010 and 2009 are detailed below.


Year  Beginning   Interest  Distributions  Contributions  Ending
      Market      Income                                  Market
      Value                                               Value

2010  $2,059,056  $88,826     $(224,280)      $99,756   $2,023,358
2009  $1,926,120  $46,825     $       -       $86,111   $2,059,056

All funds are invested in fixed equities.


Deferred Cemetery Revenue:

As of June 30, 2010 and 2009, deferred cemetery revenue represents future preneed cemetery revenues to be recognized upon delivery of merchandise or performance of services. It includes amounts not required to be trusted, this includes distributed and distributable trust investment earnings associated with unperformed preneed cemetery services or undelivered preneed cemetery merchandise where the related cash or investments are not held in trust accounts (generally because the Company was not required to deposit the cash in the trust). Future contract revenues and non-distributable net trust investment earnings where the related cash or investments are held in trust accounts are included in non-controlling interest in cemetery trusts.


5. CEMETERY PERPETUAL CARE TRUSTS

The Company sells price-guaranteed preneed cemetery contracts providing for property interment rights. For preneed sales of interment rights (cemetery property), the associated revenue and all costs to acquire the sale are recognized in accordance with FASB ASC 976-10, "Accounting For Sales of Real Estate." Under FASB ASC 976-10, recognition of revenue and costs must be deferred until 10 percent of the property sale price has been collected. The Company is required by state law to pay into the cemetery perpetual care trusts a portion of the proceeds from the sale of cemetery property interment rights. The Company recognizes realized earnings of these trusts within investment and other income, net (with a corresponding debit to cemetery perpetual care trust investments). The Company recognizes a corresponding expense within investment and other income, net for the amount of realized earnings of the trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in perpetual care trusts). The net effect is an increase by the amount of the realized earnings of the trusts in both the trust asset and the related non-controlling interest.

Earnings from these cemetery perpetual care trust investments that the Company is legally permitted to withdraw are recognized in current cemetery revenues and are used to defray cemetery maintenance costs which are expensed as incurred.


Year Beginning   Realized  Unrealized Distributions Contributions Change     Ending
     Market      Gain      Gain (loss)                            in         Market
     Value                                                        Cash       Value
2010 $4,687,816 $132,606   $(69,829)   $(104,166)   $98,974        $217,355  $4,962,756
2009 $4,918,067  $98,260   $181,837    $(112,524)   $93,379       $(491,203) $4,687,816


The cost of the trust investments held by the cemetery are $5,201,797 and $5,073,694 as of June 30, 2010 and 2009, respectively.


6. INVENTORIES

Production inventories consisted of the following:

                                                 2010        2009

Finished goods                                 $6,574        $  -
Work-in-process                             3,686,827   3,851,562
Raw materials and trucks                    2,983,907   2,463,455
Reserve for obsolescence                      (30,000)          -
                                           ----------  ----------
                                           $6,647,308  $6,315,017
                                           ==========  ==========

Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                                 2010        2009

Cemetery space                               $420,992    $428,227
Mausoleum space and other                     186,443     202,519
                                             --------    --------
                                             $607,435    $630,746
                                             ========   =========


7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                2010        2009

Land and improvements                     $1,366,000  $1,366,000
Building and improvements                  2,376,374   2,355,552
Vehicles                                     581,710     581,710
Equipment and other                        2,182,052   2,038,908
                                          ----------  ----------
                                          $6,506,136  $6,342,170
                                          ==========  ==========

Depreciation charged to operations was $219,054 in 2010 and $231,096 in 2009.


8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                                2010        2009

Salaries and payroll taxes                  $677,009    $613,679
Due trust funds                              188,413     155,520
Interest                                      46,106      30,097
Other                                         68,290      76,100
                                            --------    --------
                                            $979,818    $875,396
                                            ========    ========


9.  DEBT

Due to Finance Company

A finance company finances a subsidiary's inventory chassis purchases, which are used in the production of aviation ground support equipment. At
June 30, 2010 and 2009, $1,227,231 and $1,724,900 was outstanding with interest ranging from 5.88% to 8.25%. Amounts financed are generally due 90 days after chassis purchase. The financing is secured by chassis inventory and personally guaranteed by the assets of the chief executive officer/key stockholder.


Lines of Credit - Bank

The Company has a line of credit agreement with a bank allowing borrowings up to $1,000,000, subject to certain borrowing base limitations, with interest at 2% over the reference rate with a floor of 7% (7% at June 30, 2010), maturing October 31, 2010. The reference rate is the rate announced by U.S. Bank National Association referred to as the "U.S. Bancorp Prime Lending Rate". As of June 30, 2010 and 2009, the outstanding borrowings under this line of credit was $970,598 and $979,840 respectively. The line of credit is secured by the assets of the Company's wholly owned subsidiary, Stinar HG, Inc., continuing commercial guarantees from the Company, the chief executive officer and VP of marketing and sales, and by the assignment of a life insurance policy on the chief executive officer/key stockholder.

In January 2010, the Company entered into a second line of credit with the same bank initially allowing borrowings up to $350,000 (increased to $750,000 in April 2010), subject to certain borrowing base limitations, with interest at 2% over the reference rate with a floor of 7% (7% at June 30, 2010), maturing April 26, 2011. As of June 30, 2010, the outstanding borrowings under this line of credit was $360,845. The line of credit is secured by the assets of the Company's wholly owned subsidiary, Stinar HG, Inc., continuing commercial guarantees from the Company, the chief executive officer and VP of marketing and sales.


Note Payable - Others

The Company had $380,000 and $330,000 in unsecured notes payable at June 30, 2010 and 2009, respectively, including $300,000 and $250,000 due to key officers/stockholders at June 30, 2010 and 2009, respectively. These notes are due on demand and bear interest at 9%.


Long Term Debt

Long-term debt consisted of the following:

                                                     2010        2009


Note payable bank payable in monthly
installments of $781, including interest
at 5.75%. The note is secured by the
equipment and matures January 2011.                $4,610     $12,524

Note payable - finance company, payable
in monthly installments of $615, including
interest at 8.25%. The note is secured by
the equipment and matures April 2011.               5,938      13,444

Note payable - bank, payable in monthly
installments of $17,060, including interest
at 7.5%, with balloon payment in May 2013.
The note is secured by the assets of Stinar,
continuing commercial
guarantees from both the Company and the
chief executive officer/key stockholder,
and by the assignment of a life insurance
policy on the chief executive officer/key
stockholder.Additionally, the note is secured
by a first mortgage on real property owned by
Stinar and the assignment of all rents to
Stinar on real property owned by Stinar.        1,998,661   2,049,223

U.S. Small Business Administration term loan,
payable in monthly installments of $22,457
including interest at the prime rate plus 1%,
adjusted every calendar quarter (4.25% at
June 30, 2010), maturing in May 2018. The note
is secured by the assets of Stinar and the
unconditional guarantee of the chief executive
officer/key stockholder.                        1,648,977   1,820,052
                                               ----------  ----------
Long-term debt before debentures                3,658,186   3,895,243


Convertible subordinated debentures -
unsecured with 9% interest due annually each
January 1, convertible into one common share
for each $.90 of principal, maturing on
July 1, 2010.  The debentures are issued to
shareholder/officers and shareholder/board
member of the Company. On July 1, 2010, the
Company modified these debentures, whereby
the conversion rate was decreased to $.50 of
principal, maturity date was extended to
July 1, 2012 and interest is payable quarterly.
Due to the significance of this modification,
GAAP considers the modification to be a debt
extinguishment, which will require the Company
to record a loss on debt extinguishment of
approximately $180,000 in fiscal year 2011.       485,000     505,000

Convertible subordinated debenture - unsecured
with 9% interest due quarterly, convertible
into one common share for each $.50 of principal,
maturing on July 1, 2012. The debenture was
issued to an unrelated individual.                 50,000           -
                                               ----------  ----------
                                                4,193,186   4,400,243
Less current maturities                           696,321     227,012
                                               ----------  ----------
                                               $3,496,865  $4,173,231
                                               ==========  ==========



Future maturities of long-term debt are as follows:


2011                                             $696,321
2012                                              294,973
2013                                            2,063,811
2014                                              204,135
2015                                              217,266
Thereafter                                        716,680
                                               ----------
                                               $4,193,186
                                               ==========

Loan Covenants

Stinar's bank loan agreements stipulate certain affirmative and negative covenants, including financial covenants for cash flow and debt to equity measured on a stand-alone basis. As of and for the year ended June 30, 2010, the actual cash flow to current maturity ratio was (.60) to 1.00 while the allowed minimum was 1.20 to 1.00, and the debt to equity ratio was 3.49 to 1.00 which meets the maximum ratio allowed of 4.50 to 1.00. The negative covenants include a restriction on capital expenditures of $50,000 annually. In 2010, the Company incurred approximately $114,000 of capital expenditures. The bank subsequently issued a waiver for the violated cash flow to current maturity ratio covenant and the capital expenditure covenant.


10.  INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                               2010         2009

Current tax expense (benefit):
 Federal                                  $       -    $       -
 State                                        4,000        2,000
                                         ----------   ----------
Total current                                 4,000        2,000
                                         ----------   ----------
Deferred tax (benefit):
 Federal                                    121,000     (185,000)
 State                                      (14,000)     (54,000)
                                         ----------   ----------
Total deferred                              107,000     (239,000)
                                         ----------   ----------

Total expense (benefit) for income taxes   $111,100    $(237,000)
                                         ==========   ==========

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax liabilities and assets are as follows:

                                               2010         2009

Deferred tax assets:
   Inventory                               $133,000      $70,000
   Accrued compensation                     154,000      163,000
   Tax credit carryforwards                  53,000       29,000
   Net operating loss carryforwards          84,000      271,000
   Other                                     11,000        4,000
                                            -------      -------
Gross deferred tax assets                   435,000      537,000
                                            -------      -------
Deferred tax liabilities:
   Property and equipment                   (45,000)     (40,000)
                                           --------     --------
Gross deferred tax liabilities              (45,000)     (40,000)
                                           --------     --------
Net deferred tax assets                    $390,000     $497,000
                                           ========     ========


The Company has recorded its deferred tax assets (liabilities) in the accompanying consolidated balance sheets as follows:

June 30,                                       2010         2009

Current assets:
   Deferred income taxes                   $312,000     $232,000
Non-current assets:
   Deferred income taxes                     78,000      265,000
                                           --------     --------
Net deferred tax asset                     $390,000     $497,000
                                           ========     ========


The provision for income taxes varies from the amount of income tax determined by applying the applicable federal statutory income taxes to pretax income as a result of the following differences:

                                                 2010        2009

Statutory U.S. federal tax rate                 34.0%       34.0%
State taxes, net of federal benefit              4.0%        4.0%
Permanent differences and other                  7.2%        7.8%
                                                -----       -----
Effective tax rate                               45.2%       45.8%
                                                =====       =====

The Company has federal and state net operating loss carryforwards of approximately $111,000 and $837,000, respectively, which begin to expire in 2017.


11.  OTHER RELATED PARTY TRANSACTIONS

Amounts expensed for tax and SEC compliance services to the chief executive officer's spouse were $23,329 in 2010 and $25,493 in 2009. Interest expense on the related party convertible debentures and notes payable to the officers/stockholders totaled $72,450 and $45,450 in 2010 and 2009, respectively. The Company has a month-to-month operating lease from one of the officers. Total rent expense was $24,600 in 2010 and 2009.


12.     BENEFIT PLANS

Certain subsidiaries of the Company participate in a multi employer union administered defined benefit pension plan that covers the cemetery employees. The current union agreement expires on February 28, 2013. Pension expense under this plan was $28,619 in 2010 and $18,849 in 2009.


13.  STOCK OPTIONS

On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgment of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan. There were no grants for shares issued in 2010 and 2009, and at June 30, 2010, 165,000 shares were available for future grants.

FASB ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The fair value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations. The Company recorded $0 of related compensation expense for the year ended June 30, 2010 as no options were granted and no additional options vested during the period. There were no options exercised during fiscal years ended 2010 and 2009. During 2010, 5,000 options expired.

The Company uses the Black-Scholes-Merton ("Black Scholes") option-pricing model as a method for determining the estimated fair market value for employee stock awards.

As of June 30, 2009, there were 10,000 options outstanding and exercisable with an average exercise price of $1.63, a weighted average remaining contractual life of 1.5 years and an aggregate intrinsic value of $0.

As of June 30, 2010, there were 5,000 options outstanding and exercisable with an average exercise price of $2.00, a weighted average remaining contractual life of 0.5 years and an aggregate intrinsic value of $0.

The aggregate intrinsic value represents the difference between the closing stock price on June 30, 2010 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on June 30, 2010.


14.  EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following table reconciles the income (loss) and shares of the basic and diluted earnings per share computations:

                                       2010                                2009

                        Net Income    Shares     Per-Share  Net(Loss)    Shares     Per-Share
                       ----------  ------------   -------  ---------- ------------    -------
                       (Numerator)(Denominator)   Amount   (Numerator)(Denominator)   Amount
                       ----------  ------------   -------  ---------- ------------    -------
BASIC EPS
Net income (loss)
available to common
shareholders              $134,967   1,431,503      $.09   $(280,453)     1,431,503    $(.20)

EFFECT OF DILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                  45,450     542,998          Anti-dilutive  Anti-dilutive
                         ---------  ----------             ---------     ---------
DILUTED EPS
Net income (loss)
available to common
shareholders plus
assumed conversions       $180,417   1,974,501      $.09   $(280,453)     1,431,503    $(.20)
                         =========  ==========   =======   =========     ==========    =====


ANTIDILUTIVE SECURITIES
Employee stock options
and convertible
debentures                               5,000                              571,111
                                       =======                              =======


15.  SEGMENT INFORMATION

The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 2010 and 2009 is summarized as follows:

                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2010                               ----------- ------------   -----------

Net sales - external                $3,405,276  $10,728,752   $14,134,028
Depreciation                           145,769       72,800       218,569
Interest expense                         2,911      379,762       382,673
Segment operating profit               517,987      449,785       967,772
Segment assets                      13,229,128   10,527,945    23,757,073
Expenditures for segment fixed
 assets                                 45,761      114,305       160,066
Income tax expense                     238,000       31,000       269,000


                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2009                               ----------- ------------   -----------

Net sales - external                $2,752,973   $9,291,559   $12,044,532
Depreciation                           150,142       78,954       229,096
Interest expense                         5,964      325,530       331,494
Segment operating profit (loss)        219,011      (82,203)      136,808
Segment assets                      12,618,986   10,178,908    22,797,894
Expenditures for segment fixed
 assets                                 80,209       35,125       115,334
Income tax expense (benefit)           107,000     (184,000)      (77,000)



Reconciliation of segment profit to consolidated net income before income taxes is as follows:

	                                            2010          2009
                                              ----------    ----------
Total profit (loss) for reportable segments $608,121 $(167,251) Unallocated amounts:
 Interest expense                                (81,450)      (53,152)
 Other corporate expenses                       (280,604)     (297,050)
 Other corporate income	                               -             -
                                              ----------    ----------
                                                $246,067     $(517,453)
                                              ==========    ==========


Reconciliation of segment assets to consolidated assets is as follows:

June 30,                                            2010          2009
                                              ----------    ----------
Total segment assets                         $23,757,073   $22,797,894
Other assets                                      58,996        74,658
Elimination of receivable from holding
 company                                      (4,318,060)   (3,966,148)
Deferred tax asset                               203,000       373,000
                                              ----------    ----------
Total assets                                 $19,701,009   $19,279,404
                                              ==========    ==========

Segment profit represents segment revenues less directly related operating expenditures including interest of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


16.  RECLASSIFICATIONS

Certain 2009 information has been reclassified to conform to the 2010 presentation. The reclassifications did not affect cash flows, financial position or net income.


17.  FAIR VALUE MEASUREMENTS

As discussed in Note 1, effective July 1, 2009, the Company adopted the provisions of FASB ASC 820-10, Fair Value Measurements (ASC 820-10), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability between market participants at a measurement date.
ASC 820-10 did not materially affect the Company's results of operations or financial position; however, additional disclosures are now required. This statement describes a fair value hierarchy that includes three levels of inputs to be used to measure fair value. The three levels are defined as follows as interpreted for use by the Company: Level 1 - Inputs into the fair value methodology are based on quoted market prices in active markets. Level 2 - Inputs into the fair value methodology are based on quoted prices for similar items, broker/dealer quotes, or models using market interest rates or yield curves. The inputs are generally seen as observable in active markets for similar items for the asset or liability, either directly or indirectly, for substantially the same term of the financial instrument. Level 3 - Inputs into the fair value methodology are unobservable and significant to the fair value measurement (primarily consisting of alternative type investments, which include but are not limited to limited partnership interests, hedges, private equity, real estate, and natural resource funds). Often these types of investments are valued based on historical cost and then adjusted by shared earnings of a partnership or cooperative, which can require some varying degree of judgment. Information regarding assets (principally cash and investments) and liabilities measured at fair value on a recurring basis as of June 30, 2010 and 2009, respectively, is as follows:


                    Recurring Fair Value Measurement Using   Total Fair
                             Level 1     Level 2   Level 3      Value
                             --------  ----------  -------   ----------
June 30, 2010

Assets at fair value:
 Cash and cash equivalents   $372,797         $ -    $ -       $372,797

Fixed income and debt
securities - Cemetery
perpetual care and pre-need
trust investments                   -   6,986,114      -      6,986,114
                             --------  ----------    ---     ----------
Total assets at fair value   $372,797  $6,986,114    $ -     $7,358,911
                             ========  ==========    ===     ==========

Liabilities at fair value:
Non-controlling interest in
pre-need trust investments        $ -  $2,023,358    $ -     $2,023,358
                             ========  ==========    ===     ==========


June 30, 2009

Assets at fair value:
 Cash and cash equivalents   $345,153         $ -    $ -       $345,153

Fixed income and debt
securities - Cemetery
perpetual care and pre-need
trust investments                   -   6,746,872      -      6,746,872
                             --------  ----------    ---     ----------
Total assets at fair value   $345,153  $6,746,872    $ -     $7,092,025
                             ========  ==========    ===     ==========

Liabilities at fair value:
Non-controlling interest in
pre-need trust investments        $ -  $2,059,056    $ -     $2,059,056
                             ========  ==========    ===     ==========


The methods described above and shown above for fair value calculations may produce a fair value calculation that may be different from the net realizable value or not reflective of future values expected to be received. The Company believes that its valuation methods are appropriate and consistent with other market participants; however, the use of these various methodologies and assumptions may produce results that differ in the estimates of fair value at the financial reporting date.









Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants & Consultants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and
Stockholders of Oakridge Holdings, Inc. and Subsidiaries

Our report on our audits of the consolidated financial statements of Oakridge Holdings, Inc. and Subsidiaries for the year ended June 30, 2010 appears before page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information in pages 20 through 22 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subject to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole. The 2009 consolidating information on pages 20 through 22 was subject to auditing procedures applied in the 2009 audit of the consolidated financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the 2009 consolidated financial statements taken as a whole.


/s/ Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Edina, Minnesota

September 29, 2010







WIPFLI
CPAs and Consultants


          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                    ON CONSOLIDATING INFORMATION


Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Chicago, Illinois

Our report on our audit of the consolidated financial statements of Oakridge Holdings, Inc. and Subsidiaries for the year ended June 30, 2009 appears before page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information 0n pages 20 through 22 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The 2009 consolidated totals have been subject to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.


/s/ WIPFLI LLP

WIPFLI LLP


September 29, 2009
St. Paul, Minnesota







OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS
June 30, 2010 (with Comparative Totals for 2009)

                                        Oakridge         Oakridge       Stinar                         Consolidated
	                                Holdings, Inc.   Cemeteries     HG, Inc.  Eliminations        2010        2009
                                        -------------    ----------  -----------  ------------  ----------  ----------
ASSETS
Current assets:
Cash and cash equivalents                   $4,188        $274,657     $93,952            $ -      372,797     345,153
Restricted cash                                  -               -      89,320              -       89,320           -
Trade accounts receivable                        -         222,164   2,014,640              -    2,236,804   2,295,234
Intercompany receivables                   371,310       4,318,060                 (4,689,370)           -           -
Inventories:
Production, net                                  -               -   6,647,308              -    6,647,308   6,315,017
Cemetery, mausoleum space, and markers           -         607,435           -              -      607,435     630,746
Deferred income taxes                      125,000           4,000     183,000              -       312,00     232,000
Other current assets                        39,875           3,563      61,504              -      104,942     119,864
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total current assets                       540,373       5,429,879   9,089,724     (4,689,370)  10,370,606   9,938,014
                                        ----------      ----------   ---------   ------------  -----------  ----------

Property and equipment
 Land and improvements                           -         954,347     411,653              -    1,366,000   1,366,000
 Building and improvements                       -         878,873   1,497,501              -    2,376,374   2,355,552
 Vehicles                                        -         517,690      64,020              -      581,710     581,710
 Equipment                                  19,276       1,154,151   1,008,625              -    2,182,052   2,038,908
                                        ----------      ----------   ---------   ------------  -----------  ----------
                                            19,276       3,505,061   2,981,799              -    6,506,136   6,342,170
Less accumulated depreciation               15,376       2,691,926   1,604,877              -    4,312,179   4,093,125
                                        ----------      ----------   ---------   ------------  -----------  ----------
Property and equipment, net                  3,900         813,135   1,376,922              -    2,193,957   2,249,045
                                        ----------      ----------   ---------   ------------  -----------  ----------

Other assets:
Investments in subsidiaries              6,754,255               -           -     (6,754,255)           -           -
Cemetery perpetual care trusts                   -       4,962,756           -              -    4,962,756   4,687,816
Preneed trust Investments                        -       2,023,358           -              -    2,023,358   2,059,056
Debt issuance costs                              -               -      61,299              -       61,299      69,042
Deferred income taxes                      102,000               -           -        (24,000)      78,000     265,000
Other                                       11,033               -           -              -       11,033      11,431
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total other assets                       6,867,288       6,986,114      61,299     (6,778,255)   7,136,446   7,092,345
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total Assets                            $7,411,561     $13,229,128 $10,527,945   $(11,467,625) $19,701,009 $19,279,404
                                        ==========      ==========   =========   ============  ===========  ==========




                                        Oakridge         Oakridge       Stinar                         Consolidated
	                                Holdings, Inc.   Cemeteries     HG, Inc.  Eliminations        2010        2009
                                        -------------    ----------  -----------  ------------  ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Lines of credit - bank                         $ -             $ -  $1,331,443           $  -   $1,331,443    $979,840
Trade accounts payable                      78,325         132,484   1,038,907              -    1,249,716   1,274,591
Due to finance company                           -               -   1,227,231              -    1,227,231   1,724,900
Intercompany payables                    4,547,850               -     141,520     (4,689,370)           -           -
Accrued liabilities
 Salaries and payroll taxes                357,687         119,258     200,064              -      677,009     613,679
 Due to trust funds                              -         188,413           -              -      188,413     155,520
 Interest                                   46,106               -           -              -       46,106      30,097
 Other                                           -               -      68,290              -       68,290      76,100
Deferred revenue                                 -       1,416,027     470,881              -    1,886,908   1,615,936
Notes payable - other                      380,000               -           -              -      380,000     330,000
Current maturities of long-term debt       485,000          10,548     200,773              -      696,321     227,012
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total current liabilities                5,894,968       1,866,730   4,679,109     (4,689,370)   7,751,437   7,027,675
                                        ----------      ----------   ---------   ------------  -----------  ----------
Long-term liabilities:

Non-controlling interest in pre-need
 investments	                                 -       2,023,358           -              -    2,023,358   2,059,056
Long-term debt                              50,000          -        3,446,865              -    3,496,865   4,173,231
Deferred income tax liabilities                  -          15,000       9,000        (24,000)           -           -
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total long-term liabilities                 50,000       2,038,358   3,455,865        (24,000)   5,520,223   6,232,287
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total Liabilities                        5,944,968       3,905,088   8,134,974     (4,713,370)  13,271,660  13,259,962
                                        ----------      ----------   ---------   ------------  -----------  ----------
Non-controlling interest in
 perpetual care trust investments                -       4,962,756           -              -    4,962,756   4,687,816
                                        ----------      ----------   ---------   ------------  -----------  ----------
Stockholders' equity:
Common stock                               143,151          20,000      10,000        (30,000)     143,151     143,151
Additional paid in capital               2,028,975               -   3,172,041     (3,172,041)   2,028,975   2,028,975
Accumulated deficit                       (705,533)      4,341,284    (789,070)    (3,552,214)    (705,533)   (840,500)
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total Stockholders Equity                1,466,593       4,361,284   2,392,971     (6,754,255)   1,466,593   1,331,626
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total Liabilities and
  Stockholders' Equity                  $7,411,561     $13,229,128 $10,527,945   $(11,467,625) $19,701,009 $19,279,404
                                        ==========      ==========   =========   ============  ===========  ==========



OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS
Year Ended June 30, 2010 (with Comparative Totals for 2009)

                                        Oakridge         Oakridge       Stinar                         Consolidated
	                                Holdings, Inc.   Cemeteries     HG, Inc.  Eliminations        2010        2009
                                        -------------    ----------  -----------  ------------  ----------  ----------
Revenue                                        $ -      $3,405,276 $10,728,752            $ -  $14,134,028 $12,044,532

Cost of goods sold                               -       2,064,180   9,801,168              -   11,865,348  10,070,105
                                        ----------      ----------   ---------   ------------  -----------  ----------
Gross margin                                     -       1,341,096     927,584              -    2,268,680   1,974,427
                                        ----------      ----------   ---------   ------------  -----------  ----------
Operating expenses:
   Selling                                       -         256,902     236,700              -      493,602     404,829
   General and administrative              280,604         566,207     241,099              -    1,087,910   1,178,142
   Research and development                      -               -           -              -            -     551,698
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total operating expenses                   280,604         823,109     477,799              -    1,581,512   2,134,669
                                        ----------      ----------   ---------   ------------  -----------  ----------
Income (loss) from operations             (280,604)        517,987     449,785              -      687,168    (160,242)
                                        ----------      ----------   ---------   ------------  -----------  ----------
Other income (expense):
Equity in subsidiary earnings (losses)     339,121               -           -       (339,121)           -           -
Interest expense                           (81,450)         (2,911)   (379,762)	            -     (464,123)   (384,646)
Interest income                                  -          23,022           -              -       23,022      27,435
                                        ----------      ----------   ---------   ------------  -----------  ----------
Total other income (expense)               257,671          20,111    (379,762)      (339,121)    (441,101)   (357,211)
                                        ----------      ----------   ---------   ------------  -----------  ----------
Net income (loss) before income taxes      (22,933)        538,098      70,023       (339,121)     246,067    (517,453)

Income taxes (benefit)                    (157,900)        238,000      31,000              -      111,100    (237,000)
                                        ----------      ----------   ---------   ------------  -----------  ----------
Net income (loss)                         $134,967        $300,098     $39,023      $(339,121)    $134,967   $(280,453)
                                        ==========      ==========   =========   ============  ===========  ==========

See Report of Independent Registered Public Accounting Firm on Consolidating Information.











EXHIBIT 23(a)



Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants & Consultants



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report (Form 10-K) of Oakridge Holdings, Inc. and Subsidiaries of our report dated
September 29, 2010 included in the 2010 Consolidated Financial Statements of Oakridge Holdings, Inc. and Subsidiaries.


/s/ Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Edina, Minnesota

September 29, 2010








EXHIBIT 23(b)



WIPFLI
CPAs and Consultants


             CONSENT OF WIPFLI LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Annual Report
(Form 10-K) of Oakridge Holdings, Inc. and Subsidiaries of our report dated September 29, 2009 included in the 2010 Consolidated Financial Statements of Oakridge Holdings, Inc. and Subsidiaries.


/s/ Wipfli LLP
Wipfli LLP


September 29, 2009
St. Paul, Minnesota







                         EXHIBIT 31

                  RULE 13a-14(a)/15d-14(a)
                       CERTIFICATIONS



                   Chief Executive Officer
                   Chief Financial Officer



I, Robert C. Harvey, certify that:

	1. I have reviewed this annual report on Form 10-K of Oakridge Holdings, Inc.;

	2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

	3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

	4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a 15(e) and 15d 15(e)) for the registrant and I have:

	   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

	   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	   d) disclosed in this report any change in the registrant's internal control over financial reporting (as defined in Exchange Act Rules 13a 15(f) and 15d 15(f)) that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

	5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

           b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




Dated:  October 1, 2010


By /s/ ROBERT C. HARVEY
Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer (principal accounting officer)
Chairman of the Board of Directors








                         EXHIBIT 32

                 SECTION 1350 CERTIFICATIONS


Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Oakridge Holdings, Inc.


Dated: October 1, 2010


By /s/ ROBERT C. HARVEY
Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer (principal accounting officer)
Chairman of the Board of Directors